UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ECB BANCORP, INC.
(Name of Issuer)
Common Stock, $3.50 Par Value

(Title of Class of Securities)
268253 10 1

(CUSIP Number)

Gregory C. Gibbs c/o Gibbs Store, LLC 35095 US Hwy 264 Engelhard, NC 27824 (252) 925-4511
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268253101

1		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Estate of Anna Mae H. Gibbs

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS	☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
Number of Shares Beneficially Owned By Each Reporting Person with		-0- shares

	8	SHARED VOTING POWER
352,382 shares

	9	SOLE DISPOSITIVE POWER
-0- shares

	10	SHARED DISPOSITIVE POWER
352,382 shares

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
352,382 shares

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	☐
CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.1%

14		TYPE OF REPORTING PERSON
OO

CUSIP No. 268253101

1		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Gregory C. Gibbs

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS	☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
Number of Shares Beneficially Owned By Each Reporting Person with		-0- shares

	8	SHARED VOTING POWER
352,632 shares

	9	SOLE DISPOSITIVE POWER
-0- shares

	10	SHARED DISPOSITIVE POWER
352,632 shares

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
352,632 shares

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	☐
CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.1%

14		TYPE OF REPORTING PERSON
IN

CUSIP No. 268253101

1		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Regina Ann Gibbs

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS	☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
Number of Shares Beneficially Owned By Each Reporting Person with		1,114 shares

	8	SHARED VOTING POWER
352,382 shares

	9	SOLE DISPOSITIVE POWER
1,114 shares

	10	SHARED DISPOSITIVE POWER
352,382 shares

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
353,496 shares

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	☐
CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.2%

14		TYPE OF REPORTING PERSON
IN

CUSIP No. 268253101

1		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Charles G. Gibbs, Jr.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS	☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
Number of Shares Beneficially Owned By Each Reporting Person with		-0- shares

	8	SHARED VOTING POWER
352,948 shares

	9	SOLE DISPOSITIVE POWER
-0- shares

	10	SHARED DISPOSITIVE POWER
352,948 shares

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
352,948 shares

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	☐
CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.2%

14		TYPE OF REPORTING PERSON
IN

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 2 on Schedule 13D (this “Amendment No. 2”) to amend and supplement the Schedule 13D filed on January 20, 2006 (as amended by Amendment No. 1 filed on June 8, 2012, which together with this Amendment No. 2 are referred to herein as the “13D Filing”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by this Amendment No. 2, the 13D Filing remains in full force and effect.

This Schedule 13D/A is a joint filing pursuant to Rule 13d-1(k)(1) on behalf of each of the Reporting Persons.

Item 4. Purpose of Transaction

Item 4 of the Reporting Persons’ 13D Filing is amended and supplemented by adding the following paragraph to the end of Item 4:

“On or about November 28, 2012, the Reporting Persons experienced a material decrease in the percentage of the Issuer’s common stock beneficially owned as a result of (i) an increase in the Issuer’s issued and outstanding shares of its common stock as reported by the Issuer in its quarterly report on Form 10-Q filed on November 13, 2012 and (ii) sales of the Issuer’s common stock by the Estate occurring over the time period of November 16, 2012 through November 28, 2012. Subject to market conditions, price levels of the Issuer’s common stock, and other factors, the Estate intends to continue to sell additional shares of its holdings of the Issuer’s common stock to generate funds for Estate purposes and to otherwise diversify its holdings.”

Item 5. Interest in Securities of the Issuer

Item 5(a),(b), (c), and (d) of the Reporting Persons’ 13D Filing are amended and restated in their entirety as follows:

“(a) The aggregate numbers of shares beneficially owned by each Reporting Person, and the percentages of the Issuer’s outstanding common stock represented by those shares, are as follows:

Reporting Person	Number of Shares Beneficially Owned(1)	Percentage of Total Outstanding Shares(2)

Estate of Anna Mae H. Gibbs	352,382	12.13%
Gregory C. Gibbs	352,632	12.14%
Regina Ann Gibbs	353,496	12.17%
Charles G. Gibbs, Jr.	352,948	12.15%

(1)	The number of shares listed for each of the four Reporting Persons includes 352,382 shares held by the Estate of Anna Mae H. Gibbs. Those shares are listed as beneficially owned by each of the three individual Reporting Persons as a result of their role of Co-Executors of the Estate.
(2)	Based on 2,904,841shares of the Issuer’s common stock issued and outstanding as of November 13, 2012, as reported in the Issuer’s report on Form 10-Q filed with the SEC on November 13, 2012.

(b) With respect to the aggregate numbers of shares listed in the table above, the number of shares as to which each Reporting Person has sole or shared voting and/or dispositive power are as follows:

	Power to Vote or Direct the Voting			Power to Dispose of or Direct the Disposition
Reporting Person	Sole	Shared		Sole	Shared
Estate of Anna Mae H. Gibbs	-0-	352,382	(1)	-0-	352,382	(1)
Gregory C. Gibbs	-0-	352,632	(2)	-0-	352,632	(2)
Regina Ann Gibbs	1,114	352,382	(3)	1,114	352,382	(3)
Charles G. Gibbs, Jr.	-0-	352,948	(4)	-0-	352,948	(4)

(1)	Voting and dispositive rights as to all shares are shared by the three Co-Executors of the Estate.
(2)	Includes the 352,382 shares owned by the Estate with respect to which the individuals share voting and disposition power as Co-Executors of the Estate, 100 shares held jointly with his spouse, and 150 shares owned by his spouse.
(3)	Represents the 352,382 shares owned by the Estate with respect to which the individuals share voting and disposition power as Co-Executors of the Estate.

(4)	Includes the 352,382 shares owned by the Estate for which he is Co-Executor, 536 shares held as joint tenants with right of survivorship with his spouse, and 30 shares owned by his spouse.

(c) During the past 60 days, the sales set forth below in this Item 5(c) were effected by the identified Reporting Person. Gregory C. Gibbs, Regina Ann Gibbs, and Charles G. Gibbs, Jr. have not individually effected any sales of the Issuer’s common stock in the last 60 days. No purchases of the Issuer’s common stock have been made by any of the Reporting Persons in the last 60 days.

Seller (Reporting Person)	Date of Sale	Quantity of Shares Sold	Price Per Share

Estate of Anna Mae H. Gibbs	11/16/2012	1,300	$14.25
Estate of Anna Mae H. Gibbs	11/19/2012	3,000	$14.27
Estate of Anna Mae H. Gibbs	11/20/2012	1,507	$14.28
Estate of Anna Mae H. Gibbs	11/21/2012	1,000	$14.32
Estate of Anna Mae H. Gibbs	11/21/2012	3,200	$14.49
Estate of Anna Mae H. Gibbs	11/21/2012	2,000	$14.34
Estate of Anna Mae H. Gibbs	11/21/2012	250	$14.45
Estate of Anna Mae H. Gibbs	11/23/2012	539	$14.67
Estate of Anna Mae H. Gibbs	11/26/2012	1,500	$14.20
Estate of Anna Mae H. Gibbs	11/26/2012	1,900	$14.16
Estate of Anna Mae H. Gibbs	11/26/2012	500	$14.22
Estate of Anna Mae H. Gibbs	11/27/2012	1,000	$14.21
Estate of Anna Mae H. Gibbs	11/27/2012	1,200	$14.20
Estate of Anna Mae H. Gibbs	11/27/2012	3,000	$14.12
Estate of Anna Mae H. Gibbs	11/28/2012	1,800	$14.10
Estate of Anna Mae H. Gibbs	11/28/2012	1,000	$14.15
Estate of Anna Mae H. Gibbs	11/29/2012	300	$14.18

The Issuer’s common stock is traded on the NYSE Amex and the above transactions were effected through open market trades.

(d) Except as otherwise set forth above in this 13D Filing, no other persons are known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares beneficially owned by any of the Reporting Persons.

Item 7. Material to Be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended and supplemented by inserting the following:

Exhibit No.	Description

4	Joint Filing Statement of Reporting Persons pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2 of the Reporting Persons’ Amendment No. 1 to Schedule 13D filed with the SEC on June 8, 2012)

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2012

Estate of Anna Mae H. Gibbs

By:	/s/ Gregory C. Gibbs
Name: Gregory C. Gibbs Title: Co-Executor

/s/ Gregory C. Gibbs
Gregory C. Gibbs

/s/ Regina Ann Gibbs
Regina Ann Gibbs

/s/ Charles G. Gibbs, Jr.
Charles G. Gibbs, Jr.